Contact:
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 212-896-1236              [GRAPHIC OMITTED]
jcorbin@kcsa.com/mcsaby@kcsa.com           [GRAPHIC OMITTED]






                          Orckit Announces Adjournment
                         of 2009 Annual General Meeting

         TEL AVIV, Israel, August 18, 2009 -- Orckit Communications Ltd. (Nasdaq: ORCT) today announced that the requisite quorum of two or more shareholders holding at least 25% of the outstanding ordinary shares was not present at its Annual General Meeting of Shareholders scheduled to be held on Monday, August 17, 2009 at 3:00 p.m. Israel time. Accordingly, pursuant to applicable law, an adjourned meeting will be held on Monday, August 24, 2009 at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The quorum for the adjourned meeting will be any two shareholders present in person or by proxy. The record date of July 13, 2009 will remain unchanged for the adjourned meeting.

         The agenda of the adjourned meeting also remains unchanged, as follows:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

         (2) approval of an amendment to our Memorandum and Articles of Association increasing our authorized share capital from 50,000,000 Ordinary Shares, no par value, to 100,000,000 Ordinary Shares, no par value;

         (3) reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors; and

         (4) consideration of our audited financial statements for the year ended December 31, 2008.


Item 1 and Item 2 require the approval of the holders of 66-2/3% of the shares present, in person or by proxy, and voting on the matter. Item 3 requires the approval of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. Item 4 will not involve a vote of the shareholders.

About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.